RCM Engineering, Inc.



March 21, 2011



Regent Technologies, Inc.
5646 Milton, Suite 722
Dallas, TX  75206


Gentlemen:


As an independent petroleum consultant, I hereby consent to the inclusion of our report setting forth the estimates of the oil and gas reserve's and revenues from the oil and gas reserves of Regent Natural Resources Co. as of December 31, 2010 in the form and context in which it appears, in the Annual Report on Form 10-K and to all references to our firm included in the Annual Report with, with respect to the referenced report.

Very truly yours,


Richard McPherson
P.E. #47084

(214) 969-9111
5646 Milton, Suite 716
Dallas, Texas 75206